SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 5)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

THOMPSON CREEK METALS COMPANY INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6.50% TANGIBLE EQUITY UNITS

(Title of Class of Securities)

884768 300

(CUSIP Number of Class of Securities)

Wendy Cassity, Esq.

Vice President, General Counsel and Secretary

26 West Dry Creek Circle, Suite 810

Littleton, Colorado 80120

(303) 761-8801

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Andrew L. Fabens

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2014, as amended by Amendment No. 1 thereto filed with the SEC on May 22, 2014, Amendment No. 2 thereto filed with the SEC on May 23, 2014, Amendment No. 3 thereto filed with the SEC on June 12, 2014 and Amendment No. 4 thereto filed with the SEC on June 23, 2014 (the “Schedule TO”) by Thompson Creek Metals Company Inc., a corporation organized as a corporation under the laws of Ontario, Canada and continued under the laws of British Columbia, Canada (the “Company”), in relation to its offer to exchange a number of shares of its common stock (the “Common Stock”) for each validly tendered and accepted unit of the Company’s outstanding 6.50% Tangible Equity Units (“TMEDS”), on the terms and subject to the conditions described in the Offer to Exchange, dated May 21, 2014, as amended, and the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer.

The Schedule TO was, and this Amendment No. 5 is, being filed in satisfaction of the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Exchange, including the accompanying Letter of Transmittal, is incorporated in this Amendment No. 5 by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Exchange Offer expired at 11:59 P.M., New York City time, on June 24, 2014. The final results of the Exchange Offer were announced in a press release issued on June 25, 2014, which is attached hereto as Exhibit (a)(6).

Item 11. Additional Information

Item 11 of Schedule TO is hereby amended and supplemented by adding the following:

(c)  On June 25, 2014, the Company issued a news release announcing the expiration and final results of the Exchange Offer, which expired at 11:59 p.m., New York City time, on June 24, 2014. A copy of such news release is filed as Exhibit (a)(6) to this Amendment 5 and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended by adding the following:

(a)(6) News Release, dated June 25, 2014, announcing expiration and final results of the tender offers.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2014

THOMPSON CREEK METALS COMPANY INC.

By:	/s/ Pamela L. Saxton
	Name:	Pamela L. Saxton
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME

(a)(1)**	Revised Offer to Exchange, dated May 21, 2014, and related Letter of Transmittal and Notice of Guaranteed Delivery.

(a)(2)*	News Release, dated May 21, 2014.

(a)(3)***	News Release, dated May 23, 2014, announcing clarification to its Offer to Exchange its 6.50% Tangible Equity Units

(a)(4)****

News Release, dated June 11, 2014, announcing the amendment of certain pricing terms, the extension of the expiration date of Thompson Creek’s Offer to Exchange its 6.50% Tangible Equity Units and Thompson Creek’s intention to delist such 6.50% Tangible Equity Units from the New York Stock Exchange

(a)(5)*****	News Release, dated June 23, 2014, announcing pricing terms for Thompson Creek’s Offer to Exchange its Common Stock for its 6.50% Tangible Equity Units

(a)(6)******	News Release, dated June 25, 2014, announcing expiration and final results of Thompson Creek’s Offer to Exchange its Common Stock for its 6.50% Tangible Equity Units

(b)	Not applicable.

(d)(1)†

Purchase Contract Agreement, dated May 11, 2012, among the Company, Wells Fargo Bank, National Association, and Valiant Trust Company (incorporated by reference to Exhibit 4.5 to Form 8-K filed on May 11, 2012).

(d)(2)†	Indenture, dated May 11, 2012, between the Company and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.1 to Form 8-K filed on May 11, 2012).

(d)(3)†

Third Supplemental Indenture, dated May 11, 2012, among the Company, Wells Fargo Bank, National Association, and Valiant Trust Company (incorporated by reference to Exhibit 4.4 to Form 8-K filed on May 11, 2012).

(g)	Not applicable.

(h)	Not applicable.

******	Filed herewith.
*****	Previously filed as an exhibit to Amendment No. 4 to the Schedule TO, filed on June 23, 2014.
****	Previously filed as an exhibit to Amendment No. 3 to the Schedule TO, filed on June 12, 2014.
***	Previously filed as an exhibit to Amendment No. 2 to the Schedule TO, filed on May 23, 2014.
**	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO, filed May 22, 2014.
*	Previously filed as an exhibit to the Schedule TO, filed May 21, 2014.
†	Incorporated by reference as indicated.